SHAREHOLDER VOTING RESULTS

Power Income Fund

At a Special Meeting of Shareholders of the Trust, held at the offices of GFS, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, on September 29, 2016, Trust shareholders of record as of the close of business on July 6, 2016 voted to approve the following proposal:

Proposal 1: To approve a new Investment Advisory Agreement.

Shares Voted		         	Shares Voted Against
In Favor		               	or Abstentions
8,481,384	           		    2,777,021



Power Dividend Index Fund

At a Special Meeting of Shareholders of the Trust, held at the offices of GFS, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, on September 29, 2016, Trust shareholders of record as of the close of business on July 6, 2016 voted to approve the following proposal:

Proposal 1: To approve a new Investment Advisory Agreement.

Shares Voted		         	Shares Voted Against
In Favor		                or Abstentions
14,954,389	           		   3,858,241